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January 8, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Israel Technology Acquisition Corp.
Registration Statement on Form S-4
File No. 333-136092
Amendment 2 Filed November 13, 2006

Form 10-K for the period ending December 31, 2005
File No. 0-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 20, 2006, relating to the above-captioned Registration Statement. In response to the Staff’s first comment set forth below, the Company has amended its filing so that the disclosure previously contained in the Registration Statement is now included in a proxy statement on Schedule 14A. Captions and page references herein correspond to those set forth in the Schedule 14A. We are also delivering three (3) courtesy copies of such Schedule 14A to John Zitko. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover Page

1.
We reissue comment one from our letter of November 3, 2006. We note your response but feel that it does not address the points raised by our prior comment. With respect to your comparison of the present transaction with spin-offs, the registration requirement for spin-off transactions that you address arises (as you correctly assert) because shareholders would pay consideration for spin-off shares, should they elect to take them. Thus, an investment decision would be made by such shareholders. In the present case, there is no investment decision to be made by Alsius shareholders; the conversion of their shares into the combined company's shares will occur whether Alsius shareholders take any action or not due to the consents already executed.

Mr. John Reynolds
January 8, 2007

We also note your assertion that "General Instruction A(1) to Form S-4 specifically indicates that Form S-4 may be used for registration under the Securities Act of securities to be issued 'in a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired.” However, to say that Form S-4 may be used when consent action is taken does not necessarily lead to the conclusion that Form S-4 may be used in every case of consent action, especially in cases where no investment decision remains to be made. It would appear that the statement in General Instruction A(1) refers to situations in which Form S-4 were to be presented to target shareholders in order for such shareholders to decide whether to execute a written consent. The S-4 adopting release (33-6578) clearly contemplates such a situation.

Finally, we note your assertion that the Aircraft Carrier Release need not be complied with because the proposed rules contained therein were never adopted. While it may be true that the Aircraft Carrier Release was not formally adopted by the Commission, the language contained in the section on Lock-up Agreements specifically states that the proposed rule was a proposed codification of the already-existing Staff position on such practices.

Accordingly, as it appears that there is no investment decision remaining to be made by IXI shareholders and the shares to be issued pursuant to the merger agreement may not be registered on this prospectus in accordance with Section 5 of the '33 Act. In the absence of resolving these issues, we suggest that you consider submitting substantive amendments to correct the other deficiencies noted below in the form of a Schedule 14A.

Although we continue to believe that the Company can use a Form S-4 to register the securities to be issued in the merger, as requested, we have amended the filing so that the disclosure previously contained in the Registration Statement is now included in a proxy statement on Schedule 14A.

2.
We note that Alsius' shareholders are entitled to receive warrants to purchase up to 2,000,000 shares of Juniper common stock, dependent upon Firestone's achievement of revenue and subscriber targets in 2007 and 2008. Please provide us with your legal analysis of why the right to receive these warrants does not constitute a "security" within the meaning of Section 2(a)(1) of the Securities Act, including citations to Commission releases, no-action letters, etc. Alternatively, revise the registration statement to register the right to receive the warrants separate from the registration of the warrants themselves.

Mr. John Reynolds
January 8, 2007

We refer the Staff to our response to comment 1 above. As the filing is now a Schedule 14A, we respectfully believe that no revision is necessary to the substantive disclosure contained therein in response to this comment.

3.
We reissue comment two from our letter of November 3, 2006. We note that one of the conditions contained in the merger agreement is the effectiveness of the S-4 initially filed on July 27, 2006. If your analysis concludes that the shares you have attempted to register may not be registered on such registration statement, please disclose impact upon the proposed merger, ITAC, and its shareholders.

The Company and IXI Mobile, Inc. (“IXI Mobile”) have entered into an amendment to the Agreement and Plan of Merger removing as a condition to the consummation of the merger the requirement that the Registration Statement be declared effective. Such amendment has been included as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 5, 2007. Accordingly, we have revised the disclosure on page 72 to remove the above-referenced condition to the consummation of the proposed merger. We have further revised the disclosure on pages 18 and 65 to indicate that the Company is now obligated to file a registration statement with the Securities and Exchange Commission within 45 days from the consummation of the merger covering the resale of the shares of the Company’s common stock to be issued, or to be issuable, in connection with the merger.

ITAC’s Recommendations to Stockholders; Reasons for the Merger, page 15

4.
We partially reissue comment seven from our letter of November 3, 2006. Please disclose how "substantially short" the combined company's total revenues for the year ending December 31, 2006 will fall from the $45 million contained in the merger agreement. We note the addition of disclosure on pages 18 and 67 that revenues will fall "substantially short" but can locate no quantification. Please disclose.

We refer the Staff to the disclosure contained on the above-referenced pages indicating that IXI Mobile’s revenues for the six months ended June 30, 2006 were approximately $5.5 million. We have revised such disclosure to indicate that for the nine months ended September 30, 2006, IXI Mobile’s revenues were approximately $9 million, with total deferred revenues at September 30, 2006 of approximately $11.5 million. As IXI Mobile’s actual revenues for the fourth quarter of 2006 have not yet been determined, the foregoing information provides the Company’s stockholders with the most updated quantified data as to IXI Mobile’s ability to attain the revenue target of $45 million.

Mr. John Reynolds
January 8, 2007

5.
We also note your disclosure that "IXI's revenues for the six months ended June 30, 2006 of approximately $5.5 million are significantly lower than IXI's previous expectations." Please disclose what IXI's previous expectations were.

We believe that IXI Mobile’s previous expectations are not material to the Company’s stockholders as expectations are never exact (they are often subject to the occurrence of events outside of a company’s control). In IXI Mobile’s case, such events included its bridge financing taking longer than had been expected thereby causing it to not have sufficient working capital to fund purchase orders as well as sales cycles with respect to new customers taking longer than had been anticipated (all as previously disclosed in the Registration Statement). In this situation, we believe that the material fact to the Company’s stockholders is that IXI Mobile will not attain the revenue target of $45 million. As indicated above in response to comment 4, we have provided quantified information as to IXI Mobile’s revenues for the nine months ended September 30, 2006. We believe such information is more meaningful and material to the Company’s stockholders than what IXI Mobile thought their revenues would be 12 months ago. Accordingly, we have revised the disclosure to remove the reference to IXI Mobile’s “previous expectations.”

6.
In connection with the preceding comment, we reissue comment seven from our letter of November 3, 2006. Please disclose whether ITAC's board will re-evaluate its unanimous determination that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders in light of your newly-added disclosure that " IXI's revenues for the six months ended June 30, 2006 of approximately $5.5 million are significantly lower than IXI's previous expectations," since the board made its determination on February 28, 2006.

As indicated in our response to prior comment seven, the Company’s board of directors determined that the merger and the transactions contemplated thereby were fair and in the best interests of the Company and its stockholders without regard to whether IXI Mobile would meet the revenue target. However, the parties agreed that if such target was met, IXI Mobile would have exceeded expectations and therefore the original purchase price would have been below what was fair to IXI Mobile security holders. As a result, the Company would issue to IXI Mobile security holders an additional number of shares of the Company’s common stock only if such target was met. As such, because it appears that this target will not be met, the original determination by the Company’s board of directors that the merger and the transactions contemplated thereby are in the best interests of the Company and its stockholders remains accurate and no further re-evaluation is necessary. We have revised the disclosure in the Registration Statement to indicate the foregoing.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 88

7.
We note your response to prior comment 11. Please tell us how you determined that the amount of the net adjustment was $140,000. We note that the bridge loan and line of credit totaled $27.2 million at June 30, 2006, and that ITAC had cash and investments totaling $34.5 million at that date. Accordingly, it would appear that the majority of the pre-tax interest income recorded by ITAC during the six months ended June 30, 2006 should be eliminated if the repayment o£ the bridge loan and line of credit is assumed. Please advise and revise your disclosures as appropriate.

Mr. John Reynolds
January 8, 2007

IXI Mobile subsequently amended the terms of its bridge loan and credit line that was signed with the lenders in such bridge loan. As a result, the repayment terms for such debt has been extended to 365 days following the consummation of the merger, as opposed to within 60 days following the consummation of the merger. Accordingly, the disclosure has been revised so that repayment of the bridge loan and the credit line is no longer referred to being directly attributable to the proposed merger. As a result, we have revised the pro forma statement of operation for the nine months ended September 30, 2006 to reflect that no adjustment was made as was previously presented. All income of the trust funds and all expenses of the bridge loan remain within the pro forma statement of operation, with no adjustment. In addition, the pro forma balance sheet was changed to reflect that the bridge loan repayment will no longer be directly attributable to the proposed merger.

Ogo Devices - Page 116

8.         We reissue comment 25 from our letter of November 3, 2006, which was a reissue of comment 42 from our letter of September 6, 2006. Please clarify the impact upon IXI and the potential impact upon ITAC shareholders due to the decision by Cingular Wireless to terminate all sales and support in the United States for the OGO. We note your response that you have revised the disclosure to clarify the impact upon IXI and the potential impact upon the ITAC stockholders but were unable to locate such. Please advise or revise.

IXI Mobile does not provide Cingular Wireless subscribers that use the Ogo device with any services or products. The agreement with Cingular Wireless was for the development of the Ogo and sale of devices. IXI Mobile had no obligation to provide hosting or backend services to Cingular Wireless customers - this was to be provided exclusively by Cingular Wireless under the agreement. If Cingular Wireless determines to cease offering hosting and backend services to these customers, IXI Mobile believes it will have no impact on its operations or business and therefore will have no impact on the Company or its stockholders. We have revised the disclosure on page 116 and elsewhere, as appropriate, to reflect the foregoing. After Cingular Wireless ceased its relationship with IXI Mobile, IXI Mobile was forced to change its business model, create backend services (which it did not have at the time) and launch its products and services with new customers. Accordingly, the loss of Cingular Wireless as a customer had a significant impact on IXI Mobile’s operations. This is disclosed throughout the proxy statement. Moreover, we currently indicate in the section titled “Risk Factors” under the caption “IXI is dependent on a small number of customers. The loss of a significant customer could harm its financial performance.” that if any significant customer discontinues its relationship with IXI Mobile for any reason, or reduces or postpones current or expected purchase commitments for its products, IXI Mobile’s business prospects, operating results and financial condition could be materially adversely affected. Accordingly, we respectfully believe we have adequately disclosed the potential impact and risks to the Company and its stockholders.

Mr. John Reynolds
January 8, 2007

9.
We reissue comment 26 from our letter of November 3, 2006. Please update your disclosure on, page 112 that "IXI has recently learned that some Cingular subscribers using the Ogo have received a communication from Cingular stating that Cingular intends to discontinue the service in October 2006." If IXI or ITAC has received any contact from Cingular with respect to such plans, please disclose the substance of such contact(s). We note the changed disclosure from "Cingular intends to discontinue service in October 2006" to "Cingular intends to discontinue service in the near future." Please disclose the basis for your amended disclosure.

IXI Mobile has not been contacted in any way by Cingular Wireless with respect to its proposed plans. The above-referenced information was obtained as a result of (i) certain employees of IXI Mobile who are Cingular customers receiving notifications regarding the potential discontinuance and (ii) e-mails being received by IXI Mobile’s customer support department by Cingular Wireless users who wished to know what they could do to continue use of their Ogos despite the potential discontinuance by Cingular Wireless. Such notifications indicated that the discontinuance would occur in the near future. We have revised the disclosure to clarify the foregoing.

Note 1 - General, page F-10

10.
We note your response to prior comment 15. Based on your response, it is unclear why you believe that the reallocation procedure described would be treated as an equity restructuring under SFAS 123(R). You state that the adjustment is only intended to correct a valuation inequity that is deemed to have existed at the time of the restructuring with respect to IXI Mobile stockholders, While this explanation may appear reasonable with respect to the initial exchange and the contingent shares, the reallocation procedure described in your response appears to compensate the IXI Mobile stockholders for events which occur after the date of the initial exchange, since the options expire unexercised, but these shares are still issued to the IXI Mobile stockholders, including other option holders. This treatment appears to be inconsistent with the underlying principle of an equity restructuring. To the extent that such reallocations occur, please ensure that the modification provisions of SFAS 123(R) are carefully evaluated and applied with respect to these transactions.

To the extent that such reallocations occur, the Company hereby confirms that it will carefully evaluate the modification provisions of SFAS 123(R).

Note 2 - Significant Accounting Policies, page F-15

11.	We note your response to prior comment 16. Please revise the footnotes to the financial statements to disclose the material terms of the vendor advance payments.

We have revised the disclosure in the footnotes to the financial statements to include the material terms of the vendor advance payments.

Mr. John Reynolds
January 8, 2007

Note 12 - Stockholders’ Deficiency, page F-34

12.
We note your response to prior comment 18. We note that the market interest rate for the option holders would be determined based on a note payable with a nine year term secured by the stock of IXI Mobile, a privately held company. If you continue to believe that the 2.75% represented a market interest rate for these individuals, please revise your disclosure in Note 12(g) accordingly. Alternatively, if you believe that variable accounting was applicable to the modified awards, but that no compensation expense was required to be recorded, revise your disclosure in Note 12(g) accordingly.

We have revised the disclosure in the financial statements to indicate that IXI Mobile’s management believes that an interest rate of 2.75% per annum represented a market interest rate for borrowings by these certain officers at the time of the issuance of the note.

Note 16 - Subsequent Events, page F-45

13.
We note your disclosure regarding the $600,000 adjustment to the previously recorded accrual for the legal contingency disclosed in Note 11c(2). In your disclosure in Note 11, you state that management believes that the demand has no legal basis. Please revise your disclosure to clarify the amount of the original accrual and the basis for recording it, the circumstances surrounding the adjustment to the previously recorded accrual, and the period in which the adjustment was recognized.

We have revised the disclosure to clarify the amount of the original accrual and the basis for recording it, the circumstances surrounding the adjustment to the previously recorded accrual, and the period in which the adjustment was recognized

We would appreciate the Staff’s prompt attention to this matter. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Israel Frieder
      Richard H. Gilden, Esq.